September 19, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Smart & Final Stores, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-196931)

Ladies and Gentlemen:

As a representative of the several underwriters of the Company’s proposed public offering of up to 13,450,000 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m. (EDT) on September 23, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated September 11, 2014, through the date hereof:

Preliminary Prospectus dated September 11, 2014:

1,700 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
MORGAN STANLEY & CO. LLC

As Representatives of the several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Cullen C. Lee
	Name:	Cullen C. Lee
	Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Thilakshani Dias
	Name:	Thilakshani Dias
	Title:	Vice President

[Signature Page to Underwriter Acceleration Request]